UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          Brookdale Senior Living Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   37944Q 10 3
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Randal A. Nardone
                             Chief Operating Officer
                        c/o Fortress Investment Group LLC
                           1345 Avenue of the Americas
                            New York, New York 10105
                                 (212) 798-6100
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:
                              Joseph A. Coco, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                                  July 25, 2006
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  37944Q 10 3                                    Page 2 of 19 Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         FRIT Holdings LLC
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                          (a)  |    |
                                                     (b)  |  x |
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)
         AF
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF                   -0-

         SHARES            ----------------------------------------------------
                           8        SHARED VOTING POWER
      BENEFICIALLY                  -7,400,000-
                           ----------------------------------------------------
        OWNED BY           9        SOLE DISPOSITIVE POWER
                                    -0-
          EACH             ----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
        REPORTING                   -7,400,000-
                           ----------------------------------------------------
         PERSON

          WITH

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -7,400,000-
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.2% (based on 102,834,548 shares of common stock outstanding as of July 25, 2006)
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  37944Q 10 3                                    Page 3 of 19 Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Fortress Registered Investment Trust
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                          (a)  |    |
                                                     (b)  |  x |
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)
         AF
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF                   -0-

         SHARES            -----------------------------------------------------
                           8        SHARED VOTING POWER
      BENEFICIALLY                  -9,102,708-*
                           -----------------------------------------------------
        OWNED BY           9        SOLE DISPOSITIVE POWER
                                    -0-
          EACH             -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
        REPORTING                   -9,102,708-*
                           -----------------------------------------------------
         PERSON

          WITH

-------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -9,102,708-
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.9% (based on 102,834,548 shares of common stock outstanding as of July 25, 2006)
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         IV
-------------------------------------------------------------------------------
* 7,400,000 shares solely in its capacity as the holder of all issued and outstanding shares of beneficial interest of FRIT Holdings LLC

SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  37944Q 10 3                                    Page 4 of 19 Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Fortress Investment Fund LLC
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                          (a)  |    |
                                                     (b)  | x  |
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)
         Not applicable
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF                   -0-

         SHARES            -----------------------------------------------------
                           8        SHARED VOTING POWER
      BENEFICIALLY                  -9,102,708-*
                           -----------------------------------------------------
        OWNED BY           9        SOLE DISPOSITIVE POWER
                                    -0-
          EACH             -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
        REPORTING                   -9,102,708-*
                           -----------------------------------------------------
         PERSON

          WITH

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -9,102,708-
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.9% (based on 102,834,548 shares of common stock outstanding as of July 25, 2006)
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         OO
-------------------------------------------------------------------------------
* Solely in its capacity as the holder of all issued and outstanding shares of beneficial interest of Fortress Registered Investment Trust.

SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  37944Q 10 3                                    Page 5 of 19 Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Fortress Fund MM LLC
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                          (a)  |    |
                                                     (b)  | x  |
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)
         Not applicable
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF                   -0-

         SHARES            -----------------------------------------------------
                           8        SHARED VOTING POWER
      BENEFICIALLY                  -9,102,708-*
                           -----------------------------------------------------
        OWNED BY           9        SOLE DISPOSITIVE POWER
                                    -0-
          EACH             -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
        REPORTING                   -9,102,708-*
                           -----------------------------------------------------
         PERSON

          WITH

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -9,102,708-
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.9% (based on 102,834,548 shares of common stock outstanding as of July 25, 2006)
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         OO
-------------------------------------------------------------------------------
* Solely in its capacity as the managing member of Fortress Investment Fund LLC.

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  37944Q 10 3                                    Page 6 of 19 Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         FIT-ALT Investor LLC
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                          (a)  |    |
                                                     (b)  | x  |
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)
         AF
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF                   -0-

         SHARES            -----------------------------------------------------
                           8        SHARED VOTING POWER
      BENEFICIALLY                  -13,228,000-
                           -----------------------------------------------------
        OWNED BY           9        SOLE DISPOSITIVE POWER
                                    -0-
          EACH             -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
        REPORTING                   -13,228,000-
                           -----------------------------------------------------
         PERSON

          WITH

-------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -13,228,000-
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.9% (based on 102,834,548 shares of common stock outstanding as of July 25, 2006)
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  37944Q 10 3                                    Page 7 of 19 Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         FIT Holdings LLC
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                          (a)  |     |
                                                     (b)  |     |
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)
         AF
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF                   -0-

         SHARES            -----------------------------------------------------
                           8        SHARED VOTING POWER
      BENEFICIALLY                  -33,228,000-*
                           -----------------------------------------------------
        OWNED BY           9        SOLE DISPOSITIVE POWER
                                    -0-
          EACH             -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
        REPORTING                   -33,228,000-*
                           -----------------------------------------------------
         PERSON

          WITH

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -33,228,000-
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         32.3% (based on 102,834,548 shares of common stock outstanding as of July 25, 2006)
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         OO
-------------------------------------------------------------------------------
* 13,228,000 shares solely in its capacity as the holder of all issued and outstanding shares of beneficial interest of FIT-ALT Investor LLC.

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  37944Q 10 3                                    Page 8 of 19 Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Fortress Investment Trust II
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                          (a)  |   |
                                                     (b)  | x |
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)
         Not applicable
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF                   -0-

         SHARES            -----------------------------------------------------
                           8        SHARED VOTING POWER
      BENEFICIALLY                  -33,228,000-*
                           -----------------------------------------------------
        OWNED BY           9        SOLE DISPOSITIVE POWER
                                    -0-
          EACH             -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
        REPORTING                   -33,228,000-*
                           -----------------------------------------------------
         PERSON

          WITH

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -33,228,000-
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         32.3% (based on 102,834,548 shares of common stock outstanding as of July 25, 2006)
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         IV
-------------------------------------------------------------------------------
* Solely in its capacity as the holder of all issued and outstanding shares of beneficial ownership of FIT Holdings LLC.

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  37944Q 10 3                                    Page 9 of 19 Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Fortress Investment Fund II LLC
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                          (a)  |    |
                                                     (b)  | x  |
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)
         Not applicable
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF                   -0-

         SHARES            -----------------------------------------------------
                           8        SHARED VOTING POWER
      BENEFICIALLY                  -33,228,000-*
                           -----------------------------------------------------
        OWNED BY           9        SOLE DISPOSITIVE POWER
                                    -0-
          EACH             -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
        REPORTING                   -33,228,000-*
                           -----------------------------------------------------
         PERSON

          WITH

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -33,228,000-
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         32.3% (based on 102,834,548 shares of common stock outstanding as of July 25, 2006)
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         OO
-------------------------------------------------------------------------------
* Solely in its capacity as the holder of a majority of the issued and outstanding shares of beneficial interest of Fortress Investment Trust II.

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  37944Q 10 3                                    Page 10 of 19 Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Fortress Fund MM II LLC
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                          (a)  |    |
                                                     (b)  | x  |
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)
         Not applicable
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF                   -0-

         SHARES            -----------------------------------------------------
                           8        SHARED VOTING POWER
      BENEFICIALLY                  -33,228,000-*
                           -----------------------------------------------------
        OWNED BY           9        SOLE DISPOSITIVE POWER
                                    -0-
          EACH             -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
        REPORTING                   -33,228,000-*
                           -----------------------------------------------------
         PERSON

          WITH

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -33,228,000-
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         32.3% (based on 102,834,548 shares of common stock outstanding as of July 25, 2006)
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         OO
-------------------------------------------------------------------------------
* Solely in its capacity as the managing member of Fortress Investment
Fund II LLC.

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  37944Q 10 3                                    Page 11 of 19 Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         RIC Coinvestment Fund LP
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                          (a)  |    |
                                                     (b)  |  x |
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)
         WC
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF                   -0-

         SHARES            -----------------------------------------------------
                           8        SHARED VOTING POWER
      BENEFICIALLY                  -17,600,867-
                           -----------------------------------------------------
        OWNED BY           9        SOLE DISPOSITIVE POWER
                                    -0-
          EACH             -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
        REPORTING                   -17,600,867-
                           -----------------------------------------------------
         PERSON

          WITH

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -17,600,867-
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         17.1% (based on 102,834,548 shares of common stock outstanding as of July 25, 2006)
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         IV
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  37944Q 10 3                                    Page 12 of 19 Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         FIG Advisors LLC
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                          (a)  |    |
                                                     (b)  | x  |
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)
         Not applicable
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF                   -0-

         SHARES            -----------------------------------------------------
                           8        SHARED VOTING POWER
      BENEFICIALLY                  -18,427,159-*
                           -----------------------------------------------------
        OWNED BY           9        SOLE DISPOSITIVE POWER
                                    -0-
          EACH             -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
        REPORTING                   -18,427,159-*
                           -----------------------------------------------------
         PERSON

          WITH

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -18,427,159-
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         17.9% (based on 102,834,548 shares of common stock outstanding as of July 25, 2006)
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         IA
-------------------------------------------------------------------------------
* 17,600,867 shares solely in its capacity as the investment advisor of RIC Coinvestment Fund LP and 826,292 shares solely in its capacity as the investment advisor of Fortress Brookdale Investment Fund LLC.

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  37944Q 10 3                                    Page 13 of 19 Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Fortress Investment Group LLC
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                          (a)  |    |
                                                     (b)  | x  |
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)
         Not applicable
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF                   -0-

         SHARES            -----------------------------------------------------
                           8        SHARED VOTING POWER
      BENEFICIALLY                  -61,007,867-*
                           -----------------------------------------------------
        OWNED BY           9        SOLE DISPOSITIVE POWER
                                    -0-
          EACH             -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
        REPORTING                   -61,007,867-*
                           -----------------------------------------------------
         PERSON

          WITH

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -61,007,867-
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         59.3% (based on 102,834,548 shares of common stock outstanding as of July 25, 2006)
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         OO
-------------------------------------------------------------------------------
* 18,427,159 shares solely in its capacity as the holder of all of the issued and outstanding shares of beneficial interest of FIG Advisors LLC; 9,102,708 shares solely in its capacity as the managing member of Fortress Fund MM LLC; 33,228,000 shares solely in its capacity as the managing member of Fortress Fund MM II LLC; 125,000 shares solely in its capacity as the managing member of Drawbridge Special Opportunities Advisors LLC; and 125,000 shares solely in its capacity as the managing member of Drawbridge Global Macro Advisors LLC.

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  37944Q 10 3                                    Page 14 of 19 Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Fortress Investment Holdings LLC
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                          (a)  |    |
                                                     (b)  |  x |
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)
         Not applicable
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF                   -0-

         SHARES            ----------------------------------------------------
                           8        SHARED VOTING POWER
      BENEFICIALLY                  -61,007,867-*
                           ----------------------------------------------------
        OWNED BY           9        SOLE DISPOSITIVE POWER
                                    -0-
          EACH             ----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
        REPORTING                   -61,007,867-*
                           -----------------------------------------------------
         PERSON

          WITH

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -61,007,867-
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         59.3% (based on 102,834,548 shares of common stock outstanding as of July 25, 2006)
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         OO
-------------------------------------------------------------------------------
* Solely in its capacity as the sole member of Fortress Investment Group LLC.

         The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

Item 1.           Security and Issuer

         This statement on Schedule 13D (this "Statement") relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Brookdale Senior Living Inc., a Delaware corporation (the "Issuer"). The principal executive officers of the Issuer are located at 330 North Wabash Avenue, Suite 1400, Chicago, Illinois 60611.

Item 2.           Identity and Background

         (a), (b), (c) and (f). This Statement is being filed jointly by FRIT Holdings LLC ("FRITH"), Fortress Registered Investment Trust ("FRIT"), Fortress Investment Fund LLC ("FIF"), Fortress Fund MM LLC ("Fund MM"), FIT-ALT Investor LLC ("FIT-ALT"), FIT Holdings LLC ("FITH"), Fortress Investment Trust II ("FIT II"), Fortress Investment Fund II LLC ("FIF II"), Fortress Fund MM II LLC ("Fund MM II"), RIC Coinvestment Fund LP ("RIC"), FIG Advisors LLC ("FIGA"), Fortress Investment Group LLC ("FIG") and Fortress Investment Holdings LLC ("FIH"), pursuant to a joint filing agreement attached hereto as Exhibit 1.1. FRIT, FIF, Fund MM, FIT-ALT, FIT II, FIF II and Fund MM II, together with FIG and FIH, are collectively referred to herein as the "Existing Reporting Persons." RIC, together with FIGA, FIG and FIH, are collectively referred to herein as the "RIC Reporting Persons." FRITH, FITH and Fortress Brookdale Investment Fund LLC ("FBIF"), together with FRIT, FIF, Fund MM, FIT II, FIF II Fund MM II, FIGA, FIG and FIH are collectively referred to herein as the "June Transfer Reporting Persons". The Existing Reporting Persons, the RIC Reporting Persons and the June Transfer Reporting Persons are collectively referred to herein as the "Reporting Persons."

         The business address of each of the Reporting Persons is 1345 Avenue of the Americas, 46th Floor, New York, New York 10105. The principal business of each Reporting Person is real estate-related investments.

         Set forth in Annex A attached hereto is a listing of the director and executive officers of FIG, the directors and executive officers of FIF II and Fund MM II, the directors of RIC, the managers and members of FRITH, FIF, FITH, Fund MM, FIT-ALT, FIGA, and FIH, and the trustees and executive officers of FRIT and FIT II (collectively, the "Covered Persons"), and the business address and present principal occupation or employment of each of the Covered Persons, and is incorporated herein by reference. Each of the Covered Persons is a United States citizen.

         (d) and (e). None of the Reporting Persons, or, to the best of their knowledge, the Covered Persons has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation in respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

         The total amount of funds required to purchase the shares of Common Stock beneficially owned by the RIC Reporting Persons, as described in Item 5 below, was approximately $650.0 million. RIC obtained the funds to purchase the shares of Common Stock reported in Item 5 below from its working capital.

         Prior to the Issuer's formation in June 2005, the Existing Reporting Persons were majority owners of each of the Issuer's predecessor entities. Prior to the consummation of the Issuer's initial public offering on November 22, 2005, the Existing Reporting Persons and Fortress Brookdale Acquisition LLC ("FBA") acquired the beneficial ownership of 43,407,000 shares of the Issuer's Common Stock in exchange for their ownership interests in the Issuer's predecessor entities pursuant to a series of transactions that occurred on September 30, 2005.

Item 4.           Purpose of Transaction

         The RIC Reporting Persons acquired the shares of Common Stock reported in Item 5 below in connection with the closing of (i) the ARC Merger (as defined below) and (ii) the Investment Agreement (as defined below). The Existing Reporting Persons acquired the shares of Common Stock reported in Item 5 below prior to the initial public offering of the Issuer's Common Stock. Following the June Transfers (as defined below), the June Transfer Reporting Persons acquired the beneficial ownership of certain of the shares of Common Stock previously held by the Existing Reporting Persons. The Reporting Persons acquired all of the shares of Common Stock reported in Item 5 below for investment purposes and for purposes of influencing the business and affairs of the Issuer.

         The Reporting Persons intend to continuously review their investment in the Issuer, and may in the future determine to (i) dispose of all or a portion of the securities of the Issuer owned by them from time to time in public or private transactions, (ii) acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the following paragraph of this Item 4 or (iv) otherwise change their investment intent. Notwithstanding anything contained herein to the contrary, the Reporting Persons specifically reserve the right to change their intentions at any time with respect to any or all of such matters, as they deem appropriate. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to the Issuer's financial condition, business, operations and prospects, other developments concerning the Issuer and the senior living business generally, other business opportunities available to the Reporting Persons, other developments with respect to the business of the Reporting Persons, general economic conditions and money and stock market conditions, including the market price of the securities of the Issuer, and other relevant factors.

         Other than as described herein, none of the Reporting Persons has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

         Shares Held By RIC Reporting Persons
         ------------------------------------

         On May 12, 2006, the Issuer entered into an agreement and plan of merger (the "ARC Merger Agreement") with Beta Merger Sub Corporation, a Delaware corporation and a wholly-owned subsidiary of the Issuer ("Merger Sub"), and American Retirement Corporation, a Tennessee corporation ("ARC"), pursuant to which Merger Sub was merged with and into ARC (the "ARC Merger") with ARC continuing as the surviving corporation and as a wholly-owned subsidiary of the Issuer. Pursuant to the ARC Merger Agreement, the Issuer agreed to purchase all issued and outstanding shares of ARC common stock for $33.00 per share in cash, and all shares issuable upon the exercise of outstanding stock options for the excess, if any, of $33.00 over the applicable exercise price, for aggregate consideration of approximately $1.2 billion in cash, subject to the terms and conditions contained in the ARC Merger Agreement.

         Also on May 12, 2006, in connection with the execution of the ARC Merger Agreement, the Issuer entered into an Investment Agreement (the "Investment Agreement") with RIC, pursuant to which RIC committed to purchase from the Issuer, at the closing of the ARC Merger (the "ARC Closing"), up to $1.3 billion in the aggregate of the Issuer's Common Stock at a price per share of $36.93. Prior to the ARC Closing, in connection with a public offering of the Issuer's equity securities and pursuant to the terms of the Investment Agreement, the $1.3 billion aggregate commitment from RIC was reduced to $650.0 million. The purchase of the shares by RIC closed simultaneously with the ARC Closing. This issuance of these securities was made pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

         On May 25, 2006, in connection with the ARC Merger, the Issuer's board of directors unanimously approved an amendment to its amended and restated certificate of incorporation to increase the authorized number of directors from not more than seven members to not more than eight members, in the event that the Issuer decides to offer a current member of the board of directors of ARC or some other qualified individual the opportunity to join its board of directors after the consummation of the ARC Merger. As of the date of this Statement, the Issuer has no arrangement with any individual to join its board of directors.

         The Investment Agreement is filed hereto as Exhibit 1.2 and is incorporated herein by reference, and any description thereof is qualified in its entirety by reference thereto.

 Shares Held By Existing Reporting Persons and June Transfer Reporting Persons
 -----------------------------------------------------------------------------

         In September 2005, the Issuer entered into a conveyance agreement with certain equity holders of its predecessor entities, including certain of the Existing Reporting Persons, pursuant to which the equity holders of these entities received an aggregate of 58,000,000 shares of Common Stock in exchange for all of their equity interests in these entities and became direct owners of 100% of the Issuer's Common Stock prior to its initial public offering. Pursuant to the conveyance agreement, the Existing Reporting Persons acquired the beneficial ownership of 43,407,000 shares of Common Stock, of which (i) 9,929,000 shares were held directly by FBA, (ii) 13,228,000 were held directly by FIT-ALT, and (iii) 20,000,000 were held directly by FIT II.

         On June 28, 2006, the following distributions and contributions of Common Stock were made (together, the "June Transfers"): (i) FBA distributed all of the shares of the Issuer's Common Stock beneficially owned by it to its two members, FRIT, which received 9,102,708 shares, and FBIF, which received 826,292 shares; (ii) FRIT contributed 7,400,000 of the shares of Common Stock received from FBA to FITH; and (iii) FIT II contributed the 20,000,000 shares of Common Stock beneficially owned by it to FRITH. Following the June Transfers, the June Transfer Reporting Persons beneficially owned 29,929,000 shares of Common Stock.

         In connection with the closing of the initial public offering of the Issuer, FIT-ALT, FBA, and FIT II entered into a Stockholders Agreement with Health Partners, a Bermuda exempted partnership ("HP" and, together with FIT-ALT, FBA, and FIT II, the "Stockholders"), dated as of November 28, 2005. Upon the consummation of the June Transfers, the Issuer and each of FRIT, FBIF, FRITH and FITH agreed that each of FRIT, FBIF, FRITH and FITH will be considered a "Stockholder" and a "Fortress Stockholder" (as defined below) for purposes of the Stockholders Agreement and will be bound by all of the restrictions and obligations of the Stockholders Agreement. Upon consummation of the ARC Merger, the Issuer, the Stockholders and RIC agreed that RIC will be considered a "Stockholder" and a "Fortress Stockholder" for purposes of the Stockholders Agreement and will be bound by all of the restrictions and obligations of the Stockholders Agreement.

         Pursuant to the Stockholders Agreement, the Issuer granted to the Stockholders, for so long as such Stockholders collectively and beneficially own an amount of the Issuer's Common Stock at least equal to 5% or more of the shares issued and outstanding immediately after the consummation of its initial public offering (a "Registrable Amount"), "demand" registration rights that allow them at any time to request that the Issuer register under the Securities Act of 1933, as amended, an amount equal to or greater than 5% of the Common Stock outstanding on the date such demand is made. Each of the Stockholders is entitled to an aggregate of two demand registrations. The Issuer is not required to maintain the effectiveness of the registration statement for more than 60 days. The Issuer is also not required to effect any demand registration within six months of a "firm commitment" underwritten offering to which the requestor held "piggyback" rights and which included at least 50% of the securities requested by the requestor to be included. The Issuer is not obligated to grant a request for a demand registration within four months of any other demand registration, and may refuse a request for demand registration if in its reasonable judgment, it is not feasible for the Issuer to proceed with the registration because of the unavailability of audited financial statements.

         The Issuer granted the Stockholders "piggyback" registration rights that allow them to include the shares of Common Stock that they own in any public offering of equity securities initiated by the Issuer (other than those public offerings pursuant to registration statements on Forms S-4 or S-8) or by any of the Issuer's other stockholders that have registration rights. The "piggyback" registration rights of these stockholders are subject to proportional cutbacks based on the manner of the offering and the identity of the party initiating such offering.

         The Issuer granted the Stockholders, for so long as each beneficially owns a Registrable Amount, the right to request a shelf registration on Form S-3 providing for an offering of the shares of Common Stock owned by such Stockholders to be made on a continuous basis, subject to a time limit on the Issuer's efforts to keep the shelf registration statement continuously effective and the Issuer's right to suspend the use of the shelf registration prospectus for a reasonable period of time (not exceeding 60 days in succession or 90 days in the aggregate in any 12 month period) if the Issuer determines that certain disclosures required by the shelf registration statement would be detrimental to it or its stockholders. In addition, each Stockholder that has not made a request for a shelf registration may elect to participate in such shelf registration within ten days after notice of the registration is received.

         The Issuer agreed to indemnify each of the Stockholders against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which they sell shares of the Issuer's Common Stock, unless such liability arose from such stockholder's misstatement or omission, and each such stockholder has agreed to indemnify the Issuer against all losses caused by its misstatements or omissions. The Issuer will pay all expenses incident to its performance under the Stockholders Agreement, and the Stockholders will pay their respective portions of all underwriting discounts, commissions and transfer taxes relating to the sale of their shares under the Stockholders Agreement.

         The Stockholders Agreement is filed hereto as Exhibit 1.3 and is incorporated herein by reference, and any description thereof is qualified in its entirety by reference thereto.

         Except as set forth above, each Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer

         (a) and (b). For the reasons set forth below, each of FRIT, FIF, Fund MM, FIG and FIH may be deemed to beneficially own the 7,400,000 shares held directly by FRITH and each of FIF, Fund MM, FIG and FIH may be deemed to beneficially own the 1,702,708 shares held directly by FRIT. Each of FIF, Fund MM, FIG and FIH does not directly own any securities of the Issuer. However, (i) FRIT has the ability to direct the management of FRITH's business and affairs as the holder of all of the issued and outstanding shares of beneficial interest of FRITH; (ii) FIF has the ability to direct the management of FRIT's business and affairs as the holder of all issued and outstanding shares of beneficial interest of FRIT; (iii) Fund MM has the ability to direct the management of FIF's business and affairs as the managing member of FIF; (iv) FIG has the ability to direct the management of Fund MM's business and affairs as the managing member of Fund MM; and (v) FIH has the ability to direct the management of FIG's business and affairs as the sole member of FIG.

         For the reasons set forth below, each of FITH, FIT II, FIF II, Fund MM II, FIG and FIH may be deemed to beneficially own the 13,228,000 shares held directly by FIT-ALT and each of FIT II, FIF II, Fund MM II, FIG and FIH may be deemed to beneficially own the 20,000,000 shares held directly by FITH. Each of FIF II, Fund MM II, FIG and FIH does not directly own any securities of the Issuer. However, (i) FITH has the ability to direct the management of FIT-ALT's business and affairs as the holder of all issued and outstanding shares of FITH;
(ii) FIT II has the ability to direct the management of FITH's business and affairs as the holder of all issued and outstanding shares of beneficial interest of FITH; (iii) FIF II has the ability to direct the management of FIT II's business and affairs as the holder of a majority of the issued and outstanding shares of beneficial interest of FIT II; (iv) Fund MM II has the ability to direct the management of FIF II's business and affairs as the managing member of FIF II; (v) FIG has the ability to direct the management of Fund MM II's business and affairs as the managing member of Fund MM II; and (vi) FIH has the ability to direct the management of FIG's business and affairs as the sole member of FIG.

         For the reasons set forth below, each of FIGA, FIG, and FIH may be deemed to beneficially own the 17,600,867 shares held directly by RIC (the "Reported Shares"). Each of FIGA, FIG, and FIH does not directly own any securities of the Issuer. However, (i) FIGA has the ability to direct the management of RIC's business and affairs as the investment advisor of RIC; (ii) FIG has the ability to direct the management of FIGA's business and affairs as the holder of all issued and outstanding shares of beneficial interest of FIGA; and (iii) FIH has the ability to direct the management of FIG's business and affairs as the sole member of FIG.

         As a result of the acquisition of the Reported Shares, FIG and FIH, through their beneficial ownership of 61,007,867 shares, collectively control approximately 59.3% of the outstanding voting capital stock of the Issuer. Wesley R. Edens, one of the Covered Persons, directly owns 49,200 shares of the Issuer's Common Stock. The Reporting Persons have been advised that each of the Covered Persons disclaims beneficial ownership of the shares of the Issuer's Common Stock from time to time owned directly or otherwise beneficially by such Reporting Persons.

         (c) See Item 4 above.

         (d) and (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         See Item 4 above. Except as set forth in the Stockholders Agreement, the Credit Agreements (as defined below) or as set forth herein, neither any of the Reporting Persons nor, to the best of such Reporting Persons' knowledge, any of the Covered Persons, has any contracts, arrangements, understandings or relationships (legal or otherwise), with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

         Stockholders Agreement
         ----------------------

         Pursuant to the Stockholders Agreement, each of FRITH, FITH, FRIT, FBIF, FIT-ALT and their respective affiliates and permitted transferees (collectively, the "Fortress Stockholders") and HP and its affiliates and permitted transferees (collectively, the "HP Stockholders") agreed to vote or cause to be voted all of the Common Stock beneficially owned by each and to take all other reasonably necessary action so as to elect to the Issuer's board of directors the following:

   o so long as the Fortress Stockholders beneficially own (i) more than 50% of the voting power of the Issuer, four directors designated by FIGA, or such other party designated by Fortress; (ii) between 25% and 50% of the voting power of the Issuer, three directors designated by FIGA; (iii) between 10% and 25% of the voting power of the Issuer, two directors designated by FIGA; and (iv) between 5% and 10% of the voting power of the Issuer, one director designated by FIGA; and

   o so long as the HP Stockholders beneficially own more than 5% of the voting power of the Company, one director designated by HP.

         Upon consummation of the ARC Merger, the Issuer increased the number of directors that the Fortress Stockholders are entitled to designate under the Stockholders Agreement from four (of seven) to five (of eight), provided that the Fortress Stockholders continue to beneficially own more than 50% of the voting power of the Company.

         The Reporting Persons disclaim membership of a "group" with HP and disclaim beneficial ownership of the shares of Common Stock beneficially owned by HP. As of July 25, 2006, HP beneficially owned 3,444,626 shares of Common Stock, or approximately 3.4% of the outstanding capital stock of the Issuer.

         Credit Agreements
         -----------------

         On June 28, 2006, FRITH and FITH (the "Borrowers") entered into separate credit agreements (the "Credit Agreements") with Deutsche Bank AG, London Branch ("Deutsche Bank"), as Administrative Agent and sole lender. Pursuant to the Credit Agreements, the Borrowers received an aggregate commitment of approximately $1.43 billion from Deutsche Bank, and this amount has been secured by, among other things, a pledge by the Borrowers and FIT-ALT of a total of 40,628,000 shares of Common Stock. The 40,628,000 shares of Common Stock represent approximately 39.5% of the Issuer's issued and outstanding Common Stock as of the date of this Statement.

         The Credit Agreements contain customary default provisions and also require prepayment or cash collateralization of a portion of the borrowings by the Borrowers in the event the trading price of the Common Stock decreases below certain specified levels. In the event of a default under the Credit Agreements by the Borrowers, Deutsche Bank may foreclose upon any and all shares of Common Stock pledged to it. The Borrowers have agreed in the Credit Agreements that if a shelf registration statement is not effective and usable for resales of any portion of the pledged Common Stock by Deutsche Bank (in the event of foreclosure) as of June 9, 2007, the applicable Borrower will prepay a related portion of the borrowings. The Borrowers have also agreed in the Credit Agreements that if RIC or any of its affiliates sells any shares of Common Stock received by it pursuant to the Investment Agreement, the Borrowers will prepay or cash-collateralize a related portion of the borrowings.

         The Issuer is not a party to the Credit Agreements and has no obligations thereunder.

         Except as provided in the Stockholders Agreement, the Credit Agreements or as set forth herein, neither any of the Reporting Persons nor, to the best of such Reporting Persons' knowledge, any of the Covered Persons has any contracts, arrangements, understandings or relationships (legal or otherwise), with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7.           Material to be Filed as Exhibits

Exhibit           Description
-------           -----------

1.1 Joint Filing Agreement, dated July 25, 2006, by and between FRIT Holdings LLC, Fortress Registered Investment Trust, Fortress Investment Fund LLC, Fortress Fund MM LLC, FIT-ALT Investor LLC, FIT Holdings LLC, Fortress Investment Trust II, Fortress Investment Fund II LLC, Fortress Fund MM II LLC, RIC Coinvestment Fund LP, FIG Advisors LLC, Fortress Investment Group LLC and Fortress Investment Holdings LLC.

1.2 Investment Agreement, dated May 12, 2006, by and between Brookdale Senior Living Inc. and RIC Coinvestment Fund LP.

1.3 Stockholders Agreement, dated November 28, 2005, by and among Brookdale Senior Living Inc., FIT-ALT Investor LLC, Fortress Brookdale Acquisition LLC, Fortress Investment Trust II, and Health Partners.

                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 1, 2006

                             FRIT HOLDINGS LLC


                             By:  Fortress Registered Investment Trust,
                                  a Delaware business trust, as Managing Member

                             By:  /s/ Randal A. Nardone
                                  -------------------------------------------
                                  Randal A. Nardone
                                  its Chief Operating Officer and Secretary



                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 1, 2006

                             FORTRESS REGISTERED INVESTMENT TRUST


                             By:  /s/ Randal A. Nardone
                                  ---------------------------------------------
                                  Randal A. Nardone
                                  its Chief Operating Officer and Secretary



                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 1, 2006

                             FORTRESS INVESTMENT FUND LLC


                             By: Fortress Fund MM LLC, a Delaware limited liability company, as Managing Member

                             By:  /s/ Randal A. Nardone
                                  ---------------------------------------------
                                  Randal A. Nardone
                                  its Chief Operating Officer and Secretary

                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 1, 2006

                             FORTRESS FUND MM LLC


                             By:  /s/ Randal A. Nardone
                                  ---------------------------------------------
                                  Randal A. Nardone
                                  its Chief Operating Officer and Secretary



                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 1, 2006

                             FIT-ALT INVESTOR LLC


                             By:  /s/ Randal A. Nardone
                                  ---------------------------------------------
                                  Randal A. Nardone
                                  its Chief Operating Officer and Secretary



                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 1, 2006

                             FIT HOLDINGS LLC


                             By:  Fortress Investment Trust II, as Managing
                                  Member

                             By:  /s/ Randal A. Nardone
                                  ----------------------------------------------
                                  Randal A. Nardone
                                  its Chief Operating Officer and Secretary

                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 1, 2006

                             FORTRESS INVESTMENT TRUST II


                             By:  /s/ Randal A. Nardone
                                  ----------------------------------------------
                                  Randal A. Nardone
                                  its Chief Operating Officer and Secretary



                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 1, 2006

                             FORTRESS INVESTMENT FUND II LLC

                             By:  Fortress Fund MM II LLC, as Managing Member

                             By:  /s/ Randal A. Nardone
                                  ----------------------------------------------
                                  Randal A. Nardone
                                  its Chief Operating Officer and Secretary



                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 1, 2006

                             FORTRESS FUND MM II LLC

                             By:  /s/ Randal A. Nardone
                                  ----------------------------------------------
                                  Randal A. Nardone
                                  its Chief Operating Officer and Secretary

                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 1, 2006

                             RIC COINVESTMENT FUND LP


                             By:  RIC Coinvestment GP LLC, its general partner

                             By:  /s/ Randal A. Nardone
                                  ----------------------------------------------
                                  Randal A. Nardone
                                  its Chief Operating Officer and Secretary



                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 1, 2006

                             FIG ADVISORS LLC


                             By:  /s/ Randal A. Nardone
                                  ----------------------------------------------
                                  Randal A. Nardone
                                  its Chief Operating Officer of Fortress
                                  Investment Group LLC, managing member of
                                  FIG Advisors LLC



                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 1, 2006

                             FORTRESS INVESTMENT GROUP LLC


                             By:  /s/ Randal A. Nardone
                                  ----------------------------------------------
                                  Randal A. Nardone
                                  its Chief Operating Officer

                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 1, 2006

                             FORTRESS INVESTMENT HOLDINGS LLC

                             By:  /s/ Randal A. Nardone
                                  ----------------------------------------------
                                  Randal A. Nardone
                                  its Manager

                                     ANNEX A

        DIRECTOR AND EXECUTIVE OFFICERS OF FORTRESS INVESTMENT GROUP LLC

The name and principal occupation of the director and each of the executive officers of Fortress Investment Group LLC, the holder of all issued and outstanding shares of beneficial interest of FIG Advisors LLC, the managing member of Fortress Fund MM LLC, the managing member of Fortress Fund MM II LLC, the managing member of Drawbridge Special Opportunities Advisors LLC and the managing member of Drawbridge Global Macro Advisors LLC, are listed below. The principal business address of each of the directors and executive officers of Fortress Investment Group LLC is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

------------------------------- -----------------------------------------------
NAME                            PRINCIPAL OCCUPATION
------------------------------- -----------------------------------------------
Wesley R. Edens                 Chairman and Member of Management Committee of
                                Fortress Investment Group LLC and Fortress
                                Investment Holdings
------------------------------- -----------------------------------------------
Robert I. Kauffman              Member of Management Committee of Fortress
                                Investment Group LLC and Fortress Investment
                                Holdings LLC
------------------------------- -----------------------------------------------
Randal A. Nardone               Member of Management Committee of Fortress
                                Investment Group LLC and Fortress Investment
                                Holdings LLC
------------------------------- -----------------------------------------------
Peter L. Briger                 Member of Management Committee of Fortress
                                Investment Group LLC and Fortress Investment
                                Holdings LLC
------------------------------- -----------------------------------------------
Michael E. Novogratz            Member of Management Committee of Fortress
                                Investment Group LLC and Fortress Investment
                                Holdings LLC
------------------------------- -----------------------------------------------
Daniel Bass                     Chief Financial Officer of Fortress Investment
                                Group LLC and Fortress Investment Holdings LLC
------------------------------- -----------------------------------------------


              EXECUTIVE OFFICERS OF FORTRESS INVESTMENT FUND II LLC

The name and principal occupation of each of the executive officers of Fortress Investment Fund II LLC, the holder of a majority of the issued and outstanding shares of beneficial interest of Fortress Investment Trust II, are listed below. The principal business address of each of the directors and executive officers of Fortress Investment Fund II LLC is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

------------------------------- -----------------------------------------------
NAME                            PRINCIPAL OCCUPATION
------------------------------- -----------------------------------------------
Wesley R. Edens                 Chairman and Member of Management Committee of
                                Fortress Investment Group LLC and Fortress
                                Investment Holdings
------------------------------- -----------------------------------------------
Robert I. Kauffman              Member of Management Committee of Fortress
                                Investment Group LLC and Fortress Investment
                                Holdings LLC
------------------------------- -----------------------------------------------
Randal A. Nardone               Member of Management Committee of Fortress
                                Investment Group LLC and Fortress Investment
                                Holdings LLC
------------------------------- -----------------------------------------------
Jeffrey R. Rosenthal            Chief Financial Officer of Fortress Investment
                                Group's Private Equity Funds
------------------------------- -----------------------------------------------


                  EXECUTIVE OFFICERS OF FORTRESS FUND MM II LLC

The name and principal occupation of each of the executive officers of Fortress Fund MM II LLC, the managing member of Fortress Investment Fund II LLC, are listed below. The principal business address of each of the directors and executive officers of Fortress Fund MM II LLC is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.


------------------------------- -----------------------------------------------
NAME                            PRINCIPAL OCCUPATION
------------------------------- -----------------------------------------------
Wesley R. Edens                 Chairman and Member of Management Committee of
                                Fortress Investment Group LLC and Fortress
                                Investment Holdings
------------------------------- -----------------------------------------------
Robert I. Kauffman              Member of Management Committee of Fortress
                                Investment Group LLC and Fortress Investment
                                Holdings LLC
------------------------------- -----------------------------------------------
Randal A. Nardone               Member of Management Committee of Fortress
                                Investment Group LLC and Fortress Investment
                                Holdings LLC
------------------------------- -----------------------------------------------
Jeffrey R. Rosenthal            Chief Financial Officer of Fortress Investment
                                Group's Private Equity Funds
------------------------------- -----------------------------------------------


                      DIRECTORS OF RIC COINVESTMENT FUND LP

The name and principal occupation of each of the directors of RIC Coinvestment Fund LP are listed below.


---------------------- ---------------------------------------- -------------------------------
NAME                   PRINCIPAL OCCUPATION                     PRINCIPLE BUSINESS ADDRESS
---------------------- ---------------------------------------- -------------------------------
Dennis Porterfield     Self-employed                            321 Race Track Road
                                                                Ho-Ho-Kus, NJ 07423
---------------------- ---------------------------------------- -------------------------------
John Sites             Partner, Daystar Partners                Daystar Partners
                                                                411 Theodore Fremd Avenue
                                                                Suite 100
                                                                Rye, NY 10580
---------------------- ---------------------------------------- -------------------------------
Wesley R. Edens        Chairman and Member of Management        Fortress Investment Group LLC
                       Committee of Fortress Investment Group   1345 Avenue of the Americas,
                       LLC and Fortress Investment Holdings     46th Floor
                       LLC                                      New York, NY 10105
---------------------- ---------------------------------------- -------------------------------


              MANAGERS AND MEMBERS OF FORTRESS INVESTMENT FUND LLC

The name and principal occupation of each of the managers and members of Fortress Investment Fund LLC, the holder of all of the issued and outstanding shares of beneficial interest of Fortress Registered Investment Trust, are listed below. The principal business address of each of the managers and members officers of Fortress Investment Fund LLC is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

------------------------------- -----------------------------------------------
NAME                            PRINCIPAL OCCUPATION
------------------------------- -----------------------------------------------
Wesley R. Edens                 Chairman and Member of Management Committee of
                                Fortress Investment Group LLC and Fortress
                                Investment Holdings LLC
------------------------------- -----------------------------------------------
Robert I. Kauffman              Member of Management Committee of Fortress
                                Investment Group LLC and Fortress
                                Investment Holdings LLC
------------------------------- -----------------------------------------------
Randal A. Nardone               Member of Management Committee of Fortress
                                Investment Group LLC and Fortress
                                Investment Holdings LLC
------------------------------- -----------------------------------------------
Peter L. Briger                 Member of Management Committee of Fortress
                                Investment Group LLC and Fortress
                                Investment Holdings LLC
------------------------------- -----------------------------------------------
Michael E. Novogratz            Member of Management Committee of Fortress
                                Investment Group LLC and Fortress
                                Investment Holdings LLC
------------------------------- -----------------------------------------------
Daniel Bass                     Chief Financial Officer of Fortress
                                Investment Group
------------------------------- -----------------------------------------------


                     EXECUTIVE OFFICERS OF FIT HOLDINGS LLC

The name and principal occupation of each of the executive officers of FIT Holdings LLC, the managing member of FIT-ALT Investors LLC, are listed below. The principal business address of each of the managers and members officers of FIT Holdings LLC is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

------------------------------- -----------------------------------------------
NAME                            PRINCIPAL OCCUPATION
------------------------------- -----------------------------------------------
Randal A. Nardone               Member of Management Committee of Fortress
                                Investment Group LLC and Fortress
                                Investment Holdings LLC
------------------------------- -----------------------------------------------
Jeffrey R. Rosenthal            Chief Financial Officer of Fortress Investment
                                Group's Private Equity Funds
------------------------------- -----------------------------------------------

                     EXECUTIVE OFFICERS OF FRIT HOLDINGS LLC

The name and principal occupation of each of the executive officers of FRIT Holdings LLC are listed below. The principal business address of each of the managers and members officers of FRIT Holdings LLC is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

------------------------------- -----------------------------------------------
NAME                            PRINCIPAL OCCUPATION
------------------------------- -----------------------------------------------
Randal A. Nardone               Member of Management Committee of Fortress
                                Investment Group LLC and Fortress
                                Investment Holdings LLC
------------------------------- -----------------------------------------------
Jeffrey R. Rosenthal            Chief Financial Officer of Fortress Investment
                                Group's Private Equity Funds
------------------------------- -----------------------------------------------

                  MANAGERS AND MEMBERS OF FORTRESS FUND MM LLC

The name and principal occupation of each of the managers and members of Fortress Fund MM LLC, the managing member of Fortress Investment Fund LLC, are listed below. The principal business address of each of the managers and members officers of Fortress Fund MM LLC is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

------------------------------- -----------------------------------------------
NAME                            PRINCIPAL OCCUPATION
------------------------------- -----------------------------------------------
Wesley R. Edens                 Chairman and Member of Management Committee of
                                Fortress Investment Group LLC and
                                Fortress Investment Holdings LLC
------------------------------- -----------------------------------------------
Robert I. Kauffman              Member of Management Committee of Fortress
                                Investment Group LLC and Fortress
                                Investment Holdings LLC
------------------------------- -----------------------------------------------
Randal A. Nardone               Member of Management Committee of Fortress
                                Investment Group LLC and Fortress
                                Investment Holdings LLC
------------------------------- -----------------------------------------------
Jeffrey R. Rosenthal            Chief Financial Officer of Fortress Investment
                                Group's Private Equity Funds
------------------------------- -----------------------------------------------


                   EXECUTIVE OFFICERS OF FIT-ALT INVESTOR LLC

The name and principal occupation of each of the executive officers of FIT-ALT Investor LLC are listed below. The principal business address of each of the managers and members officers of FIT-ALT Investor LLC is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

------------------------------- -----------------------------------------------
NAME                            PRINCIPAL OCCUPATION
------------------------------- -----------------------------------------------
Wesley R. Edens                 Chairman and Member of Management Committee of
                                Fortress Investment Group LLC and
                                Fortress Investment Holdings LLC
------------------------------- -----------------------------------------------
Randal A. Nardone               Member of Management Committee of Fortress
                                Investment Group LLC and Fortress
                                Investment Holdings LLC
------------------------------- -----------------------------------------------
Jeffrey R. Rosenthal            Chief Financial Officer of Fortress Investment
                                Group's Private Equity Funds
------------------------------- -----------------------------------------------
William Doniger                 Managing Director of Fortress Investment
                                Group LLC
------------------------------- -----------------------------------------------



                    MANAGERS AND MEMBERS OF FIG ADVISORS LLC

The name and principal occupation of each of the managers and members of FIG Advisors LLC, the investment advisor of RIC Coinvestment Fund LP and Fortress Brookdale Investment Fund LLC, are listed below. The principal business address of each of the managers and members officers of FIG Advisors LLC is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.


------------------------------- -----------------------------------------------
NAME                            PRINCIPAL OCCUPATION
------------------------------- -----------------------------------------------
Wesley R. Edens                 Chairman and Member of Management Committee of
                                Fortress Investment Group LLC and
                                Fortress Investment Holdings LLC
------------------------------- -----------------------------------------------
Robert I. Kauffman              Member of Management Committee of Fortress
                                Investment Group LLC and Fortress
                                Investment Holdings LLC
------------------------------- -----------------------------------------------
Randal A. Nardone               Member of Management Committee of Fortress
                                Investment Group LLC and Fortress
                                Investment Holdings LLC
------------------------------- -----------------------------------------------
Jeffrey R. Rosenthal            Chief Financial Officer of Fortress Investment
                                Group's Private Equity Funds
------------------------------- -----------------------------------------------


            MANAGERS AND MEMBERS OF FORTRESS INVESTMENT HOLDINGS LLC

The name and principal occupation of each of the members and managers of Fortress Investment Holdings LLC, the managing member of Fortress Investment Group LLC, are listed below. The principal business address of each of the members and managers of Fortress Investment Holdings LLC is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.


------------------------------- -----------------------------------------------
NAME                            PRINCIPAL OCCUPATION
------------------------------- -----------------------------------------------
Wesley R. Edens                 Chairman and Member of Management Committee of
                                Fortress Investment Group LLC and
                                Fortress Investment Holdings
------------------------------- -----------------------------------------------
Robert I. Kauffman              Member of Management Committee of Fortress
                                Investment Group LLC and Fortress
                                Investment Holdings LLC
------------------------------- -----------------------------------------------
Randal A. Nardone               Member of Management Committee of Fortress
                                Investment Group LLC and Fortress
                                Investment Holdings LLC
------------------------------- -----------------------------------------------
Peter L. Briger                 Member of Management Committee of Fortress
                                Investment Group LLC and Fortress
                                Investment Holdings LLC
------------------------------- -----------------------------------------------
Michael E. Novogratz            Member of Management Committee of Fortress
                                Investment Group LLC and Fortress
                                Investment Holdings LLC
------------------------------- -----------------------------------------------

    TRUSTEES AND EXECUTIVE OFFICERS OF FORTRESS REGISTERED INVESTMENT TRUST

The name and principal occupation of each of the trustees and executive officers of Fortress Registered Investment Trust are listed below. The principal business address of each of the executive officers of Fortress Registered Investment Trust is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

Trustees



---------------------------- ---------------------------------------- --------------------------------
NAME                         PRINCIPAL OCCUPATION                     PRINCIPLE BUSINESS ADDRESS
---------------------------- ---------------------------------------- --------------------------------
Carmen Gigliotti             Senior Portfolio Manager, DuPont         DuPont Pension Fund
                             Pension Fund Investment                  Investment
                                                                      One Righter Pkwy Suite
                                                                      3200
                                                                      Wilmington, DE 19803

---------------------------- ---------------------------------------- --------------------------------
John Deterding               Owner, Deterding Associates              Deterding Associates
                                                                      107 North
                                                                      Waterview
                                                                      Richardson, TX 75080
---------------------------- ---------------------------------------- --------------------------------
Robert H. Gidel              Managing Director, Liberty Partners,     Liberty Partners,
                             L.P.                                     L.P.
                                                                      3001 North Rocky Point Drive
                                                                      East - Suite
                                                                      200
                                                                      Tampa, Fl 33607
---------------------------- ---------------------------------------- --------------------------------
Marcia Haydel                Portfolio Manager, General Motors        General Motors Investment
                             Investment Management Corporation        Management Corporation
                                                                      767 Fifth Avenue
                                                                      New York, NY 10153
---------------------------- ---------------------------------------- --------------------------------
Dennis Porterfield           Self-employed                            321 Race Track Road
                                                                      Ho-Ho-Kus, NJ 07423
---------------------------- ---------------------------------------- --------------------------------
Gary Holt                    Investment Officer, Washington State     Washington State Investment
                              Investment Board                        Board
                                                                      2100 Evergreen Park Drive SW
                                                                      Olympia, WA 98504
---------------------------- ---------------------------------------- --------------------------------
John Sites                   Partner, Daystar Partners                Daystar Partners
                                                                      411 Theodore Fremd Avenue
                                                                      Suite 100
                                                                      Rye, NY 10580
---------------------------- ---------------------------------------- --------------------------------
Mark Barnard                 Director - Private Investments, Howard   Howard Hughes Medical Institute
                             Hughes Medical Institute                 4000 Jones Bridge Road
                                                                      Chevy Chase, MD 20815-6789
---------------------------- ---------------------------------------- --------------------------------
Wesley R. Edens              Chairman and Member of Management        Fortress Investment Group LLC
                             Committee of Fortress Investment Group   1345 Avenue of the Americas,
                             LLC and Fortress Investment Holdings     46th Floor
                             LLC                                      New York, NY 10105
---------------------------- ---------------------------------------- --------------------------------





Executive Officers

------------------------------- -----------------------------------------------
NAME                            PRINCIPAL OCCUPATION
------------------------------- -----------------------------------------------
Wesley R. Edens                 Chairman and Member of the Management Committee
                                of Fortress Investment Group LLC and
                                Fortress Investment Holdings LLC
------------------------------- -----------------------------------------------
Robert I. Kauffman              Member of the Management Committee of Fortress
                                Investment Group LLC and Fortress
                                Investment Holdings LLC
------------------------------- -----------------------------------------------
Randal A. Nardone               Member of the Management Committee of Fortress
                                Investment Group LLC and Fortress
                                Investment Holdings LLC
------------------------------- -----------------------------------------------
Jeffrey R. Rosenthal            Chief Financial Officer of Fortress Investment
                                Group's Private Equity Funds
------------------------------- -----------------------------------------------
Allison Thrush                  Managing Director of Fortress Investment
                                Group LLC
------------------------------- -----------------------------------------------

         TRUSTEES AND EXECUTIVE OFFICERS OF FORTRESS INVESTMENT TRUST II

The name and principal occupation of each of the trustees and executive officers of Fortress Investment Trust II are listed below. The principal business address of each of the executive officers of Fortress Investment Trust II is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

Trustees



---------------------- ---------------------------------------- ------------------------------
NAME                   PRINCIPAL OCCUPATION                     PRINCIPLE BUSINESS ADDRESS
---------------------- ---------------------------------------- ------------------------------
Carmen Gigliotti       Senior Portfolio Manager, DuPont         DuPont Pension Fund
                       Pension Fund Investment                  Investment
                                                                One Righter Pkwy Suite
                                                                3200
                                                                Wilmington, DE 19803

---------------------- ---------------------------------------- ------------------------------
John Deterding         Owner, Deterding Associates              Deterding Associates
                                                                107 North
                                                                Waterview
                                                                Richardson, TX 75080
---------------------- ---------------------------------------- ------------------------------
Robert H. Gidel        Managing Director, Liberty Partners,     Liberty Partners,
                       L.P.                                     L.P.
                                                                3001 North Rocky Point Drive
                                                                East - Suite
                                                                200
                                                                Tampa, Fl 33607
---------------------- ---------------------------------------- ------------------------------



Executive Officers

------------------------------- -----------------------------------------------
NAME                            PRINCIPAL OCCUPATION
------------------------------- -----------------------------------------------
Wesley R. Edens                 Chairman and Member of the Management Committee
                                of Fortress Investment Group LLC and
                                Fortress Investment Holdings LLC
------------------------------- -----------------------------------------------
Robert I. Kauffman              Member of the Management Committee of Fortress
                                Investment Group LLC and Fortress
                                Investment Holdings LLC
------------------------------- -----------------------------------------------
Randal A. Nardone               Member of the Management Committee of Fortress
                                Investment Group LLC and Fortress
                                Investment Holdings LLC
------------------------------- -----------------------------------------------
Jeffrey R. Rosenthal            Chief Financial Officer of Fortress Investment
                                Group's Private Equity Funds
------------------------------- -----------------------------------------------
Allison Thrush                  Managing Director of Fortress Investment
                                Group LLC
------------------------------- -----------------------------------------------